                          SECURITIES AND EXCHANGE COMMISSION

                                    WASHINGTON, DC

                                      FORM N-8A

                             NOTIFICATION OF REGISTRATION
                        FILED PURSUANT TO SECTION 8(A) OF THE
                            INVESTMENT COMPANY ACT OF 1940



          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.   NAME:          Farm Bureau Life Annuity Account III

B.   ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):

                    5400 University Avenue
                    West Des Moines, Iowa 50266

C.   TELEPHONE NUMBER (INCLUDING AREA CODE):

                    (515) 225-5400
                    ---------------

D.   NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

                    Stephen M. Morain, Esq.
                    Farm Bureau Life Insurance Company
                    5400 University Avenue
                    West Des Moines, Iowa 50266


     COPY TO:

                    Stephen E. Roth, Esq.
                    Sutherland, Asbill & Brennan LLP
                    1275 Pennsylvania Avenue, N.W.
                    Washington, D.C.  20004-2415

E.   CHECK APPROPRIATE BOX:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                    Yes  /X/       No  / /


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                                 FORM N-8A SIGNATURES


Pursuant to the requirements of the Investment Company Act of 1940, Registrant has caused this notification of registration to be duly signed on behalf of Registrant in the City of West Des Moines and the State of Iowa on the 13th day of August 1998.

                         Farm Bureau Life Annuity Account III



                         By:  /s/ Edward M. Wiederstein
                            -----------------------------
                         Edward M. Wiederstein
                         President


Attest:  /s/ Richard D. Harris
       -------------------------
Richard D. Harris
Senior Vice President & Secretary-Treasurer

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               [Letterhead of Farm Bureau Life Insurance Company]


                                   August 20, 1998

VIA EDGAR Transmission

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Farm Bureau Life Annuity Account III
          ------------------------------------

Commissioners:

     Transmitted herewith for filing pursuant to Rule 101(a)(1)(iv) of Regulation S-T is an electronic format copy of a Notification of Registration on Form N-8A under the Investment Company Act of 1940 (the "1940 Act"), to register Farm Bureau Life Annuity Account III as a unit investment trust under the 1940 Act. The above-referenced registrant is filing a registration statement on Form N-4 concurrently with these filings.

     If there are any questions about these filings, please call the undersigned at (515) 226-6028, or Lloyd F. Bernard at (202) 383-0261.

                                        Sincerely



                                        /s/ Kristi Rojohn
                                        Kristi Rojohn

Enclosure